Exhibit 99.1

BIT Mining Announces Closing of US$50.0 Million Private Placement

SHENZHEN, China, July 16, 2021 – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”) today announced the closing of its previously announced private placement of 100,000,000 Class A ordinary shares and warrants to purchase up to an additional 100,000,000 Class A ordinary shares, at a purchase price of US$5.00 per ten Class A ordinary shares, with one warrant included in the price of each Class A ordinary share. The private placement resulted in gross proceeds to the Company of $50.0 million before the deduction of placement agent fees and expenses and offering expenses payable by the Company. The warrants have a term of three years, are exercisable six months following their issuance date and have an exercise price of US$6.81 per ten Class A ordinary shares. Ten Class A ordinary shares can be converted into one American depositary share of the Company (collectively, the “ADSs”) if certain conditions are satisfied.

H.C. Wainwright & Co. acted as the sole placement agent for the offering.

The Company intends to use the net proceeds of the private placement to acquire additional mining machines, build new data centers overseas, expand its infrastructure, and improve its working capital position.

The offer and sale of the foregoing securities were made in a transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

In connection with the private placement, the Company and the Investors entered into a registration rights agreement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state.

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company has deployed Bitcoin mining machines with a theoretical maximum total hash rate capacity of approximately 1,031.5 PH/s and owns the entire mining pool business operated under BTC.com, including the domain name BTC.com. The Company has also entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, to complete its vertical integration with its supply chain, increase its self-sufficiency and strengthen its competitive position.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining's actual results to differ materially from those indicated in the forward-looking statements include, among others the intended use of net proceeds from the private placement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited
ir@btc.com
Ir.btc.com (The Investor Relations website has moved to http://ir.btc.com.)
Ms. Danni Zheng
Phone: +86 755 8633 8005

The Piacente Group, Inc.
Helen Wu
Tel: +86 (10) 6508-0677
Email: BITMining@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: BITMining@thepiacentegroup.com